UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: As of June 23, 2020

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 1- Entry into a Material Definitive Agreement.

On June 23, 2020, a subsidiary of Hightimes Holdings Corp. (“Hightimes” or the “Company”) entered into an contingent stock purchase agreement to acquire the equity of Mountain High Recreation, Inc. (“Mountain High”), a business that engages in the delivery of cannabis and cannabis products in the State of California. If and when acquired, Mountain High will allow the Company to deliver cannabis and cannabis products in Northern California and other locations in the State.

The delivery business of Mountain High was valued by the parties to the purchase agreement at $2,800,000 of which $100,000 will be paid in cash and the balance by delivery of 245,455 shares of Hightimes Common Stock, which upon consummation of our previously announced contemplated 11-for-1 stock split will become 2,700,000 shares. In addition, for a period of 18 months following the closing, Hightimes agreed to pay to the current stockholders of Mountain High a 3% royalty on the net sales price of all cannabis and related cannabis products sold and delivered by Mountain High, up to a maximum amount of royalty payments not to exceed $200,000. At closing, the two stockholders of Mountain High will enter into two-year employment agreements with Mountain High, each of which provide for a base salary of $125,000 per annum plus bonus as determined by the Board of Directors of Mountain High and options to purchase 385,000 shares of Hightimes Common Stock which shall vest over a three-year period.

Consummation of the acquisition of Mountain High is subject to satisfaction of certain conditions, including our obtaining the approval from Hightimes’ senior secured lender and approvals of Bureau of Cannabis Control of the State of California (“BCC”) as well as the City of Sacramento, California where Mountain High is located, to the change of ownership of Mountain High. There is no assurance that we will be successful in obtaining such approval or otherwise consummating the Mountain High acquisition.

The foregoing summary of the terms of the contingent purchase agreement is qualified in its entity by the definitive agreement annexed to this Form 1-U as Exhibit 6.1 which are incorporated by this reference herein.

On June 30, 2020, Hightimes published a press release regarding the above transaction. A copy of such press release is attached to this Form 1-U Current Report as Exhibit 15.1.

ITEM 9. OTHER EVENTS

Extension of Regulation A+ Offering and Termination Date

On June 29, 2019, Hightimes elected to extend the outside termination date of its Regulation A+ public offering (the “Offering”) from June 30, 2020 until as late as September 30, 2020. Accordingly, the Offering will terminate on the first to occur of (i) the date on which all 4,545,454 shares of Hightimes Class A voting common stock (“Class A Common Stock”) are sold, (ii) September 30, 2020, or (iii) such earlier termination date as deemed appropriate by Hightimes’s management (in each case, the “Termination Date”). In conjunction with the extension of the Termination Date, Hightimes has updated the form of investor subscription agreement (the “Subscription Agreement”) for the Offering to (i) reflect the extended Termination Date and (ii) direct investors to this Current Report on Form 1-U, which supplements disclosures contained in Hightimes’ Offering Circular. In addition, inasmuch as Hightimes is extending the Termination Date of the Offering to as late as September 30, 2020, it will also extend the date of filing its approved restated certificate of incorporation to implement the previously announced 11-for-1 forward stock split to a date immediately following the revised Termination Date.

The updated form of Subscription Agreement filed as Exhibit 4.1 to this Current Report on Form 1-U and any summary of the terms of such document is subject to, and qualified in its entirety by, the full text of such documents, which are incorporated herein by reference.

The information contained herein shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall the information be deemed incorporated by reference into any of our Securities and Exchange Commission filings, except as shall be expressly set forth by specific reference in such a filing. The furnishing of the information in this Current Report on Form 1-U constitutes material investor information that is not otherwise publicly available.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 1-U contains statements as to the Company’s beliefs and expectations of the outcome of future events that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Examples of these statements include, but are not limited to, statements regarding the anticipated impact of the Company’s intended acquisitions, and the anticipated effect of such transactions on our results of operations. In addition, these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made. These risks and uncertainties include, but are not limited to, the effects of the COVID-19 outbreak on our business, as well as on closing the acquisition of Mountain High, as well as levels of consumer, business and economic confidence generally. The duration of the COVID-19 outbreak and severity of such outbreak, the pace of recovery following the COVID-19 outbreak, the effect on our supply chain, our ability to implement cost containment and business recovery strategies, and the adverse effects of the COVID-19 outbreak on our business or the market price of our Common Stock and the risk factors described in our Regulation A Offering Circular, our annual reports on Form 1-K and semi-annual reports on Form 1-SA, as well as our subsequent filings with the U.S. Securities and Exchange Commission, including subsequent annual reports on Form 1-K, semi-annual reports on Form 1-SA and current reports on Form 1-U are uncertain. Except as required by law, the Company does not undertake any obligation to release publicly any revisions to forward-looking statements made by it to reflect events or circumstances occurring after the date hereof or the occurrence of unanticipated events.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman
Date:	June 30, 2020

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Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

4.1	Form of Subscription Agreement

6.1	Contingent Purchase Agreement, dated June 23, 2020, among Hightimes Holding Corp. Mountain High Recreation, Inc., Kenneth Cordoba and Chelsea Cordoba.

15.1	Press Release dated June 30, 2020.

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